Exhibit 99.1

Ballard Announces Follow-On Order From New Flyer for Fuel Cell Modules to Power 20 Buses in California

VANCOUVER, BC, June 22, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has received a follow-on purchase order from New Flyer (www.newflyer.com), North America's heavy-duty transit bus leader and Ballard partner, for 20 fuel cell modules to power 20 New Flyer Xcelsior® model Fuel Cell Electric Buses, or FCEBs, planned for deployment with Alameda-Contra Costa Transit District (AC Transit) in Oakland, California. Ballard plans to deliver all the modules to New Flyer this year and deployment of the New Flyer buses will bring the total number of Ballard-powered FCEBs operated by AC Transit to 31.

"The orders announced today from New Flyer for 20 fuel cell modules brings the number of New Flyer FCEBs that Ballard is powering in California to 45 and underpins the importance of our long-standing partnership with North America's leading bus manufacturer," said Rob Campbell, Ballard Chief Commercial Officer. "The FCEB market is gaining momentum and is expected to continue on a positive growth path in the U.S. and globally. Ballard intends to continue leading with proven and reliable fuel cell products that offer superior total cost of ownership for bus fleet operators along with the benefits of fuel cell buses that deliver route flexibility, rapid refueling and long range zero-emission performance."

The California Air Resources Board (CARB) has passed an Innovative Clean Transit (ICT) regulation requiring a growing proportion of buses purchased by transit agencies in the state to be zero-emission. The goal of the ICT regulation is for 100% of all transit buses operating in the state to be zero-emission by 2040. To accomplish this, 25% of buses purchased by California transit agencies must be zero-emission beginning in 2023, rising to 50% by 2026 and 100% by 2029. Ballard is seeing increased market interest from California transit authorities as they move to adopt zero-emission buses in compliance with ICT requirements.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments, anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 22-JUN-21